December 4, 2019

Dane E. Whitehead
Chief Financial Officer
Marathon Oil Corporation
5555 San Felipe Street
Houston, Texas 77056

       Re: Marathon Oil Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 21, 2019
           File No. 001-05153

Dear Mr. Whitehead:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation